Exhibit 12.2

	Pro forma
	Year Ended 2003	Six Months Ended 6/30/04
Earnings
Income (loss) before income tax expense (benefit), and discontinued operations	$(28,822)	$423
Plus: Interest Expense	43,212	18,728
Earnings	$14,390	$19,151
Fixed Charges
Interest Expense	$43,212	18,728
Preferred Dividends	—	—
Fixed Charges	$43,212	$18,728
Ratio of Earnings to Fixed Charges	0.3x	1.0x